UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
                                                      SITE Centers Corp.
(Name of Issuer)
                                                      Common Shares, $0.10 par value
(Title of Class of Securities)
                                                      82981J109
(CUSIP Number)
                                                      December 31, 2020
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]            Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)
*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Names of Reporting Persons. Daiwa Asset Management Co. Ltd. I.R.S. Identification Nos. of above persons (entities only)
2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3 SEC Use Only
4 Citizenship or Place of Organization. Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,898,198 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 33,230 shares
8 Shared Dispositive Power 4,864,968 shares
9 Aggregate Amount Beneficially Owned by Each Reporting Person 4,898,198 shares Refer to Item 4 below.
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable
11 Percent of Class Represented by Amount in Row (9) 2.5% Refer to Item 4 below.
12 Type of Reporting Person (See Instructions) FI (Non-U.S. Institution)

SCHEDULE 13G
Item 1
(a)                Name of Issuer
SITE Centers Corp. (the “Issuer”)
(b)                Address of Issuer’s Principal Executive Offices
3300 Enterprise Parkway
Beachwood, Ohio 44122
Item 2
(a)                Name of Person Filing
Daiwa Asset Management Co. Ltd.
 (b)                Address of Principal Business Office or, if none, Residence
Daiwa Asset Management Co. Ltd.
GranTokyo North Tower
9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan 100-6753
 (c)                Citizenship
Japan
 (d)                Title of Class of Securities
Common Shares, $0.10 par value
(e)                CUSIP Number
82981J109
Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[	]	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[	]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[	]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ X	]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[	]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)                Amount Beneficially Owned
4,898,198
(b)                Percent of Class
2.5%
(c)                Number of shares as to which each such person has voting and dispositive power:
(i)	sole power to vote or to direct the vote
4,898,198 shares
(ii)	shared power to vote or to direct the vote
0 shares
(iii)	sole power to dispose or to direct the disposition of
33,230 shares
(iv)	shared power to dispose or to direct the disposition of
4,864,968 shares
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ X ].
Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8	Identification and Classification of Members of the Group
Not applicable
Item 9	Notice of Dissolution of Group
Not applicable
Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to holding companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 25, 2021

By: /s/ Shuichi Nagaya
Shuichi Nagaya
Head of Legal & Compliance Department